Manually Signed

02041662

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PE 4-30-02

For the month of April 2002

Jilin Chemical Industrial Company Limited
(Translation of registrant's name into English)

Jilin City, Jilin Province,
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes______ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.

Jilin Chemical Industrial Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

a. Announcement of Postponement of Release of Final Results by the Company on April 17, 2002.

b. Annual Results Announcement for 2001 by the Company on April 22, 2002.

c. Announcement First Quarterly Report for 2002 by the Company on April 26, 2002.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

吉林化學工業股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF

POSTPONEMENT OF RELEASE OF FINAL RESULTS

The board of directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company") wishes to announce that the board meeting to approve the final results of the Company for the year ended 31 December 2001 scheduled for 17 April 2002 and the publication of the final results scheduled for 18 April 2002 have been postponed to 22 April 2002 and 23 April 2002 respectively.

Shareholders and potential investors in the Company are advised to exercise caution when dealing in shares of the Company.

The Board of the Company wishes to announce that the board meeting to approve the final results of the Company for the year ended 31 December 2001 scheduled for 17 April 2002 has been postponed to 22 April 2002. Accordingly, the announcement of final results originally scheduled for 18 April 2002 will be postponed to 23 April 2002. The reason for the postponement is that the audited report of the Company's reporting accountants, PricewaterhouseCoopers, is still in the process of being prepared. It is expected that the postponement of the board meeting and the announcement of the final results of the Company to 22 April 2002 and 23 April 2002 respectively will allow sufficient time for the reporting accountants to finalise its audit and issue its financial report.

In the meantime, shareholders and potential investors in the Company are advised to exercise caution when dealing in shares of the Company.

By order of the Board
Zhang Liyan
Company Secretary

Jilin, China, 17 April 2002

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

吉林化學工業股份有限公司

(a joint stock limited company incorporated in the People's Republic of China)

ANNUAL RESULTS ANNOUNCEMENT 2001

The Board of Directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company") announces the audited consolidated results and financial position of the Company and its subsidiaries (the "Group") for the year ended 31st December, 2001 together with the comparative figures for the previous year as follows:

FINANCIAL HIGHLIGHTS

Financial information of the Group for the year ended 31st December, 2001 prepared in accordance with accounting standards in the People's Republic of China ("PRC GAAP") is set out below:–

RMB millions	
Loss before tax	(1,797)
Net loss	(1,803)
Net loss after non-operating loss *(note)*	(1,706)
Profit from principal operations	283
Loss from other operations	(47)
Operating loss	(1,807)
Profits from investment	39
Income from subsidiaries	2
Net non-operating expense	(31)
Net cash inflow from operations	2,379
Net increase from cash and cash equivalents	(192)

Note: Non-operating loss under PRC GAAP refers to income of approximately RMB22.47 million from the disposal of fixed assets and non-operating loss of RMB119.48 million. The non-operating loss includes inventory loss of RMB79.19 million, loss from unscheduled plant shutdowns of RMB26.42 million and other losses of RMB13.87 million.

Prepared in accordance with International Accounting Standards ("IAS")

Items
RMB millions

For the year ended 31st December	2001	2000	1999	1998	1997
Turnover	**12,519**	13,396	10,555	8,844	8,631
(Loss)/profit before tax	**(1,815)**	(877)	227	105	163
Net (loss)/profit	**(1,817)**	(836)	149	66	100
(Loss)/earnings per share	***(RMB0.51)***	*(RMB0.24)*	*RMB0.04*	*RMB0.02*	*RMB0.03*
As at 31st December					
Total assets	**13,830**	17,974	16,054	15,768	15,458
Shareholders' equity	**3,106**	5,874	6,199	6,085	6,104
Net assets per share	**RMB0.87**	RMB1.65	RMB1.82	RMB1.78	RMB1.79

Prepared in accordance with PRC GAAP

Items
RMB millions

For the year ended 31st December	2001	2000	1999
Income from principal operations	**11,914**	13,847	10,980
Net (loss)/profit	**(1,803)**	(879)	153
(Loss)/earnings per share (fully diluted)	**(RMB0.51)**	(RMB0.25)	RMB0.04
(Loss)/earnings per share (weighted average)	**(RMB0.51)**	(RMB0.25)	RMB0.04
Net cash inflows from operating activities per share	**RMB0.67**	RMB0.04	RMB0.17
Return on net assets (fully diluted)	**(46.45%)**	(15.45%)	2.45%
Return on net assets (weighted average)	**(37.69%)**	(14.44%)	2.47%
As at 31st December			
Total assets	**14,532**	17,711	15,860
Shareholders' equity (excluding minority interests)	**3,882**	5,687	6,073
Net assets per share	**RMB1.09**	RMB1.60	RMB1.79
Adjusted net assets per share	**RMB1.04**	RMB1.50	RMB1.73

Notes:

1. The number of shares outstanding for each of the three years ended 31st December, 2001, 2000, 1999 was 3,561,078,000 shares, *3,561,078,000 shares, 3,411,078,000 shares, respectively.*
2. The weighted average number of shares for 2001 was 3,561,078,000 shares.
3. The weighted average number of shares for 2000 was 3,551,025,000 shares.
4. The weighted average number of shares for 1999 was calculated on the basis of 3,440,761,201 shares outstanding as at 31st December, 1998, and adjusted to reflect the issuance of additional A shares in January 2000.

The Differences under IAS and PRC GAAP

The statutory financial statements prepared in accordance with PRC GAAP and the financial statements prepared in accordance with IAS differ in certain respects. Such differences involve methods for measuring the amounts shown in the financial statements as well as disclosures.

Effect on net loss of significant differences between PRC GAAP and IAS is summarised below:

RMB thousands	*Notes*	2001	2000
Net loss as reported under PRC GAAP		**(1,803,022)**	(878,767)
Adjustments to conform with IAS:			
– Depreciation expense due to revaluation of fixed assets at 28th February, 1995	*(i)*	**(1,452)**	(1,452)
– Additional loss on write-off of fixed assets	*(ii)*	–	(4,626)
– Depreciation expense on fixed assets due to differences in exchange gains capitalised	*(iii)*	**(7,311)**	(7,310)
– Interest expense capitalised in construction in progress	*(iv)*	**(17,917)**	4,013
– Interest income from share proceeds	*(v)*	**(520)**	(520)
– Appropriation to staff bonus and welfare fund	*(vi)*	**(1,959)**	(230)
– Amortisation of housing subsidy cost	*(vii)*	**(9,319)**	(4,203)
– Reversal of amortisation of land use rights	*(viii)*	**20,739**	–
– Tax adjustment	*(ix)*	**3,392**	57,105
Net loss as reported under IAS		**(1,817,369)**	(835,990)

Effect on shareholders' equity of significant differences between PRC GAAP and IAS is summarised below:

RMB thousands	*Notes*	31st December, 2001	31st December, 2000
Shareholders' equity as reported under PRC GAAP		3,881,744	5,687,245
Adjustments to conform with IAS:			
– Depreciation expense due to revaluation of fixed assets at 28th February, 1995	*(i)*	(9,921)	(8,469)
– Surplus on revaluation of fixed assets at 28th February, 1995	*(i)*	29,033	29,033
– Deferred tax effect on revaluation surplus	*(i)*	(9,580)	(9,580)
– Difference in loss on disposal of fixed assets due to revaluation at 28th February, 1995	*(ii)*	(4,626)	(4,626)
– Exchange gains in respect of funds borrowed for fixed assets	*(iii)*	112,471	112,471
– Depreciation expense on fixed assets due to difference in exchange gains capitalised	*(iii)*	(35,073)	(27,762)
– Interest expense capitalised in construction in progress	*(iv)*	–	17,917
– Housing subsidy cost	*(vii)*	62,159	71,478
– Deferred tax effect on housing subsidy cost	*(vii)*	(23,587)	(23,587)
– Adjustment of land use rights at 1st January, 2001	*(viii)*	(929,741)	–
– Tax adjustment	*(ix)*	33,167	29,775
Shareholders' equity as reported under IAS		3,106,046	5,873,895

(i) Depreciation expense under IAS includes the effect of revaluation of fixed assets at 28th February, 1995 in connection with the listing of the Company's shares on the Hong Kong Stock Exchange. Under PRC GAAP, this revaluation, which was not officially approved as part of the 1994 Restructuring, was not recognised. Accordingly, depreciation charge calculated under PRC GAAP is lower than that under IAS.

(ii) In 2000, certain fixed assets including those revalued at 28th February, 1995 were written off in connection with the shut down of manufacturing assets. As the effect of the 28th February, 1995 has not been recognised under PRC GAAP, additional loss on write-off of fixed assets relating to the surplus arising from the 28th February, 1995 revaluation was recorded in the IAS financial statements.

(iii) Under IAS, foreign currency translation differences relating to borrowings to the extent that they are adjustments to the interest costs of funds used to finance the construction of fixed assets are capitalised. Under PRC GAAP, all foreign currency translation differences relating to funds borrowed to finance the construction of fixed assets are capitalised during the construction period. Accordingly, the cost of the underlying fixed assets as reported in the IAS financial statements is greater than that as determined under PRC GAAP, and thus resulted in additional depreciation charge.

(iv) Under IAS, interest expense relating to funds borrowed generally and used for the construction of fixed assets are capitalised by applying a weighted average rate applicable to the borrowings that are outstanding during the period. Under PRC GAAP, only interest expense incurred on funds borrowed specifically for the construction of fixed assets are capitalised.

(v) According to the relevant rules and regulations of the China Securities Regulatory Commission, for those new shares issued in 1996, the corresponding interest income generated during the allotment period should be included as part of the share premium. Interest income relating to the unsuccessful applicants is released to the profit and loss account over a period of five years starting from 1997. Under IAS, such income, when received, was recorded in the profit and loss account.

(vi) In 2000 and 2001, two subsidiaries of the Company, which are Sino-foreign joint ventures, made an appropriation from retained earnings to the staff and workers' bonus and welfare fund in accordance with the relevant rules and regulations of the PRC. Under IAS, such appropriation is charged to the profit and loss account.

(vii) As a result of the reorganisation of China National Petroleum Corporation ("CNPC") and PetroChina Company Limited *("PetroChina"), PetroChina agreed to bear the cost of housing subsidy and accordingly the relevant amount payable of* RMB84.09 million to Jilin Chemical Group Corporation ("JCGC"), after netting off deferred tax of RMB23.59 million, was credited to capital reserve under IAS. Under PRC GAAP, the payable amount of RMB84.09 million was offset against housing subsidy cost brought forward of RMB75.68 million and the balance RMB8.41 million was credited to capital reserve. Consequently, there is no amortisation of housing subsidiary cost under PRC GAAP.

(viii) Under PRC GAAP, land use rights are recognised and amortised over 50 years. With effect from 1st January, 2001, the Company has applied IAS 17 "Leases", as clarified by IAS 40 "Investment Property", to the accounting for land use rights. The Company has therefore reclassified land use rights as operating leases and is now reflecting the carrying value of land *use rights at RMB nil. Consequently, there is no amortisation of land use rights under IAS in 2001.*

(ix) As there is uncertainty as to whether the deferred tax asset established in (i) and (vii) above can be recovered, the deferred tax asset is not recognised.

Profit Information prepared in accordance with No. 9 Preparation Regulations of Information Announcement for Public Listed Companies Issued by the China Securities Regulatory Commission

	Return on net assets %		Profit/(loss) per share	
Profit/loss for 2001	**Fully diluted**	**Weighted average**	**Fully diluted**	**Weighted average**
Income from principal operations	7.28	5.91	0.0794	0.0794
Operating loss	(46.57)	(37.78)	(0.5076)	(0.5076)
Net loss	(46.45)	(37.69)	(0.5063)	(0.5063)
Net loss after non-operating loss	(43.95)	(35.66)	(0.4791)	(0.4791)

REPORT HIGHLIGHTS

1. Operating Results

The Group's principal business consists of the production and sale of petroleum products, petrochemical and organic chemical products, synthetic rubber, chemical fertilizer and inorganic chemical products. The Group's business is conducted in the PRC and most of its products are sold in the domestic market.

In 2001, the Company's business was adversely affected by the severe market conditions and controls on crude oil processing volume imposed by the PRC government, which resulted in a decrease in the Group's turnover and a significant loss was recorded. In accordance with PRC GAAP, the Group's income from principal operations for the year ended 31st December, 2001 was approximately RMB11,914.08 million, representing a decrease of 14% as compared with 2000. According to IAS, the Group's turnover was approximately RMB12,518.53 million, reflecting a decrease of 6.6%, as compared with 2000. As a result of the significant decrease in the product prices and accounting provisions during the year, under IAS and PRC GAAP, the Group suffered losses of RMB1,817.37 million and RMB1,803.02 million, respectively, including accounting provisions of approximately RMB770.78 million.

In 2001, under PRC GAAP, income from petroleum products was approximately RMB5,557.02 million, accounting for about 46.64% of the Group's total income. The cost of goods sold for petroleum products was approximately RMB4,934.01 million and the gross profit ratio was 11.21%. Income from petrochemical and organical chemical products was approximately RMB5,421.71 million, accounting for about 45.50% of the Group's total income. The cost of goods sold of petrochemical and organic chemical products was approximately RMB5,368.52 million and the gross profit ratio was about 1.0%.

2. Operations and Results of the Subsidiaries and Joint Ventures of the Company

1) The Company's major subsidiaries are:

Name of subsidiary	Nature	Principal products and activities	Registered capital *(RMB'000)*	As at 31st December, 2001 Total assets *(RMB'000)*	As at 31st December, 2001 Net profit *(RMB'000)*
Jilin Winsway Chemical Industrial Store & Transport Ltd	Sino-foreign equity joint venture	Provision of transportation services for chemical products	51,454	60,933	4,378
Jilin City Songmei Acetic Acid Co. Ltd	Sino-foreign cooperative enterprise	Manufacturing of acetic acid	72,000	239,956	2,857
Jilin Jihua *Jianxiu Co. Ltd*	Corporation	Construction of piping *and pressurized containers*	45,200	74,941	41

2) No joint venture contributed more than 10% to the Company's net loss in 2001.

3. Major Suppliers and Customers

As at 31st December, 2001, the aggregate amount of purchases from the five largest suppliers of the Company accounted for about 94% of the Company's total amount of purchases, of which the largest supplier accounted for about 83% of the total purchase amount. The aggregate sales revenue from the Company's five largest customers accounted for about 65% of the Company's total sales revenue for the year, of which the largest customer represented about 53% of the total sales revenue for the year.

4. Problems and difficulties encountered in operations and proposed solutions

In 2001, the Company's operations faced great challenges due to the weakened demand for petrochemical products worldwide and the continued decline in the prices of petrochemical products, in both the international and domestic markets. The Group's crude oil cost price decreased by 12.9% compared with 2000 as a result of significant decrease in the international crude oil price in the second half of 2001. As a result, the weighted average prices of gasoline and diesel oil of the Group decreased by 10.7% and 9.2%, respectively, as compared with 2000.

During the year, the weighted average price of petrochemical and organic chemical products and synthetic rubber products decreased by 22.4% and 6.1%, respectively, as compared with 2000.

Although the Company's crude oil cost price decreased, it was not adequate to offset the adverse impact on the Company's operating results caused by the decline in petrochemical product and petroleum price.

Facing a weakening market for petrochemical products, the Company put forward the following measures to minimise the adverse impact on its business.

1) Maintaining steady operation and high utilisation rate, improving environmental protection and quality management

During the year, key production facilities were operated at full utilisation rate and the volume of major products increased significantly. The Company adopted the Health, Safety and Environment management system to ensure steady operations of the Company's production facilities.

The Company strengthened environmental protection and the Group's operating activities have met the environmental protection requirements of the PRC government. At the same time, the Company has also strengthened quality controls. All of the Company's products met operating standards and all the samples selected by the Company's product quality supervision department for examination met its standards.

2) *Optimising production, improving distribution of resources*
During the year, the Company optimised raw materials and product structure in accordance with market demand. As a result, the purchase of naphtha increased by 179,000 tonnes compared to 2000, the loss ratio from processing of crude oil decreased by 0.05% to 0.9% as compared to 2000, the production ratio of ethylene increased by 0.04% to 33.15%, the general production ratio of petroleum products increased by 0.35% to 91.69%, general crude consumption per tonne decreased by 34.07 kg to 674.71 kg. In line with the technical capabilities of the Company's production facilities and the PRC accession to World Trade Organisation ("WTO"), the Company adjusted its supply of crude oil and processed about 150,000 tonnes of crude oil from Russia during 2001.

3) *Improving product structure, promoting technology improvement*
During the year, the Company adjusted its product structure and increased the production volume of certain high value-added products in accordance with market demand. Sales volume of ethanol, octanol and diesel oil increased by 26.8%, 40.4% and 10.4%, respectively, as compared to 2000. The Company also focused on scientific research and technological upgrade for key products with stronger market demand. The new types of EPR rubber, including J-0050, J-2070, J-3080 and J-3092E, were developed and put into production, as a result of which loss resulting from the EPR plant decreased significantly during the year.

4) *Strengthening cost control, reducing product cost*
During the year, the Company strengthened cost control and financial analysis to improve its management system through control of budget and cash flow. The Company adopted measures to relate profit with target cost resulting in reduction in consumption and cost control.

5) *Strengthening marketing management, improving purchasing system*
During the year, the Company established a marketing company and further improved its regional sales network. A price management system was set up to take advantage of the market opportunities. Through strengthening the management of materials purchasing, regulating purchases, optimising purchase network, adopting measures for purchase through the bidding process, items purchased through the bidding process accounted for about 70% of the total items purchased by the Company.

6) *Strengthening funds management, reducing financial expenses*
During the year, the Company further strengthened funds management to increase the utilisation rate and reduce the tie up of funds. The Company also reduced its debt expenses as a result of which interest expense during the year decreased by RMB42.24 million.

According to relevant regulations of enterprise accounting rules, the Company decided to transfer RMB770.78 million from reserve for bad debts and inventory loss to offset against the Company's potential future risk.

Following a detailed analysis of the actual operating conditions of its customers and analysis of the Company's inventories, the Company decided to provide RMB599.61 million and RMB171.17 million, respectively, for reserve for bad debts and inventory losses. The Board considered that the above-mentioned accounting provisions were in conformity with the actual operating conditions of the Company.

INVESTMENTS

In 2001, the Company completed its expansion projects for its aromatic abstraction unit and 300,000t/a ethylene unit. The expansion projects for the catalytic cracking unit and styrene unit are expected to be completed in 2002. The expansion project of the 300,000t/a synthetic ammonia production unit will be completed by 2003 for the optimisation of its raw material process. The total investment was RMB830.75 million as at 31st December, 2001.

In 2001, the Additional Seven Facilities of the 300,000t/a ethylene project (polyethylene, ethylene glycol, phthalic anhydride, phenol acetone, ABS, acrylonitrile and advanced alcohol units), of which the polyethylene, ethylene glycol, phthalic anhydride, phenol acetone, ABS units were transferred to PetroChina, and the acrylonitrile and advanced alcohol units were retained by JCGC, did not generate satisfactory results. The Company did not elect to exercise its option to purchase these units during the year. The term of the option agreement of the ethylene project will expire on 31st December, 2002. The Board has no plan to exercise the option during 2002 after considering the profit capability and financial conditions of the seven facilities.

ANALYSIS OF FINANCIAL CONDITIONS

As at 31st December, 2001, according to the consolidated balance sheet prepared under PRC GAAP, the Company's total assets was valued at RMB14,531.95 million, representing a decrease of 18% as compared with 2000. The decrease in total assets was primarily due to a decrease in accounts receivable and other accounting provisions. Long-term liabilities was RMB5,985.56 million, representing a decrease of 21% as compared with 2000. This was primarily due to the Company's repayment of loans. Shareholders' equity was RMB3,881.74 million, representing a decrease of 32% as compared with 2000. This was primarily due to the Company's loss recorded during the year. Profit from principal operations was RMB282.58 million, representing a decrease of 78% as compared with 2000. This was primarily due to a decrease in income from principal operations. Net loss was RMB1,803.02 million, representing an increase of RMB924.26 million as compared with 2000. This was primarily due to decrease in the product prices and transfer of accounting provisions.

PROSPECTS

The year 2002 will be a critical year for the future development of the Company, during which the Company has to prepare itself to face many great challenges.

Notwithstanding signs of a global economy recovery at the beginning of 2002, the tariff cut and tariff reduction measures *following the first year of WTO accession are expected to bring tougher competition to the domestic petrochemical industry.* The Company expects petrochemical product prices to remain depressed.

The Company expects to continue to face difficulties in its business during 2002, taking into consideration its small production scale, non-optimal product mix, higher costs and shortage of processing capacities as compared with international and domestic competitors.

There is, however, opportunities for development for the Company as well in 2002.

Firstly, continuous implementation of positive fiscal policies and a stable currency policy by the PRC government and the expected GDP growth of 7% in 2002 will provide favourable condition for the domestic petroleum and petrochemical industry. The regulation of the domestic market, the control of smuggling and the regulation of imports by the PRC government will provide a sound market environment for the Company.

Secondly, the Company's production facilities will operate better following maintenances carried out to its facilities that were shutdown. The expansion project of the 300,000t/a ethylene unit will be completed and put into production. All these developments will provide the Company with better conditions for 2002. In order to further strengthen cost control, increase profitability and reduce competition, the Company will put forward the following measures in the year to come:

1. Focusing on the scheduled major maintenance that is carried out once every two years to ensure steady and safe operations of its plants. The Company expects to process 4.3 million tonnes of crude oil, including the processing of 450,000 tonnes of crude oil from Russia, and 510,000 tonnes of ethylene product.
2. Strengthening controls over purchasing of materials and marketing of products to adapt itself to the new environment. In line with PRC accession to WTO, the Company will further reduce cost through promoting e-business and centralised purchasing. The Company will improve its marketing information system to increase sales volume and adapt to changes in market demand.
3. Adjusting product mix. The Company will adjust its product mix completely through optimising resources and production units according to market demand and the Company's future plan. The Company will seek to increase profitability through optimising resources, processing scheme and public utilities.
4. Focusing on consumption control to meet operating standards. The Company will further focus on its consumption control and optimisation of public utilities to reduce the loss ratio of ethylene and increase overall profitability.
5. Strengthening funds management to reduce administration cost. The Company will focus on funds management to reduce inventory and accounts receivable. The Company will also focus on the management of capital expenditure and imports of *technology and equipment through the control of budget.*
6. Focusing on upgrade programme. The Company will complete expansion projects for its styrene unit, catalytic cracking unit, the quality upgrade programme of diesel oil, and achieve optimisation of raw materials consumed by its synthetic ammonia unit. The Company will strengthen quality, procedure, expense safety control to ensure that the commencement date of production is met and contribute more profit to the Company.
7. Speeding up technical innovation. The Company will focus on scientific research and strive to ensure the completion of various innovation programmes, such as the EPR serial products.

PROPOSED PROFIT APPROPRIATION OR PROPOSED TRANSFER FROM COMMON RESERVES TO SHARE CAPITAL

Under PRC GAAP, the aggregate loss as at 31st December, 2001 was RMB2,666.06 million. The net loss for the year ended 31st December, 2001 was RMB1,804.98 million and the accumulated loss as at 1st January, 2001 was RMB861.08 million. Under IAS, the aggregate loss as at 31st December, 2001 was RMB2,580.98 million. The net loss as at 31st December, 2001 was RMB1,824.98 million. As loss was incurred under both accounting standards, the Company does not have profit to declare dividend for year 2001. Having regard to the Company's financial position in the year of 2001 the Board has resolved not to declare any final dividend for 2001 or to transfer from common reserves to the Company's share capital.

The above proposal will be presented to the Company's shareholders for approval at the 2001 Annual General meeting to be held on 17th June, 2002.

COMPLIANCE WITH CODE OF BEST PRACTICE

During 2001, to the knowledge of the Board, the Company has complied with the Code of Best Practice which incorporates items *set out in Appendix 14 to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.*

PURCHASE, SALES AND REDEMPTION OF SHARES

For the year ended 31st December, 2001, the Company or any of its subsidiaries has not sold any shares of the Company, nor has it repurchased or redeemed any of the shares of the Company.

TRUST DEPOSITS OR TRUST LOANS

During 2001, the Company had no trust deposits or trust loans and the Company did not experience any difficulties in making withdrawal from financial institutions.

HOUSING REFORMS

The Company disclosed details of its employee housing reform programme in its 1998 annual report. Since 1998, the Company incurred a loss of RMB84.09 million due to the reimbursement offered to its employees to purchase staff accommodations. The staff cost associated with the Company's employee housing reform programme will be amortised on a straight-line basis to the profit and loss account over a 20 year period which is the remaining expected average employment period of the relevant employee in accordance with IAS. Because of the newly signed contracts with the employees, their employment period has been changed to three to ten years. The remaining average employment period will also be changed to three to ten years accordingly in the financial statements.

From 1st January, 1998 to 31st December, 2001, the total amount amortised was RMB21.93 million. The amount amortized in the year of 2001 was RMB9.32 million. As at 31st December, 2001, the above remaining deferred staff cost was approximately RMB62.16 million. In the opinion of the Board, if the aforesaid deferred staff cost was completely written off in the year of 2001, the net assets of the Company as at 31st December, 2001 would be reduced by approximately RMB62.16 million. Other than the employees' housing reform programme mentioned above, the Company has not implemented any employees' housing plan.

The detailed annual results of the Company, including all the materials required by paragraphs 45(1)-45(3) of Appendix 16 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"), will be released shortly on the website of Hong Kong Stock Exchange, http://www.hkex.com.hk.

REPORT OF THE SUPERVISORY COMMITTEE

During 2001, the Company conducted its business in accordance with the articles of association of the Company, the PRC Company Law, and relevant international and domestic regulations. The board of supervisors carried out its duties in accordance with the articles of association of the Company, supervised and advised the management of the Company on all relevant matters.

The board of supervisors held a meeting on 11th January, 2001, at which a resolution approving the new board of supervisors was passed.

The board of supervisors held a meeting on 28th February, 2001, at which Zou Haifeng was elected as chairman of the new board of supervisors, and the Procedural Rules of the Supervisory Committee was approved.

The board of supervisors held a meeting on 29th March, 2001, at which the report of the supervisors, the profit appropriation statement, and the financial statements prepared in accordance with PRC GAAP and IAS for the year 2001 were approved.

The supervisory committee reviewed the resolution regarding accounting provisions for 2001, which was certified to be legal and supported, and to be good for the future operations of the Company and reduced the risk of assets loss.

CHANGES IN SHARE CAPITAL STRUCTURE

Unit: '000 shares **Par value: RMB1.00**

	As at 1st January, 2001	Increase/(decrease) during 2001: Share placing	Bonus	Transferred from premium	Additional issue	Others	Subtotal	As at 31st December, 2001
Unlisted shares								
1. Promoter shares	2,396,300	–	–	–	–	–	–	2,396,300
of which :								
State-owned shares	–	–	–	–	–	–	–	–
Domestic legal person shares	2,396,300	–	–	–	–	–	–	2,396,300
Foreign legal person shares	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–
2. Subscribed legal person shares	–	–	–	–	–	–	–	–
3. Employees' shares	–	–	–	–	–	–	–	–
4. Preference shares and others *of which:* transferred or placed shares	–	–	–	–	–	–	–	–
Total unlisted shares	2,396,300	–	–	–	–	–	–	2,396,300
Listed shares								
1. Domestic listed Rmb ordinary shares	200,000	–	–	–	–	–	–	200,000
of which: held by senior management	31.95	–	–	–	–	(17.75)	(17.75)	14.2
2. Domestic listed foreign shares	–	–	–	–	–	–	–	–
3. Overseas listed foreign shares	964,778	–	–	–	–	–	–	964,778
4. Others	–	–	–	–	–	–	–	–
Total listed shares	1,164,778	–	–	–	–	–	–	1,164,778
Total number of shares	3,561,078	–	–	–	–	–	–	3,561,078

INFORMATION RELATING TO SHAREHOLDERS

As at 31st December, 2001, the Company had a total of 113,873 shareholders, comprising 669 H shareholders, 113,203 A shareholders and one state-owned shareholder.

SUBSTANTIAL SHAREHOLDERS

As at 31st December, 2001, the ten largest shareholders of the Company were as follows:

Name of shareholders	Class	Number of shares held (shares)	Increase/(decrease) (shares)	Percentage of holding (%)
1. PetroChina (holder of state-owned legal person shares)*	A shares	2,396,300,000	–	67.2914
2. HKSCC NOMINEES LIMITED	H shares	800,378,699	8,540,000	22.4757
3. HONG KONG & SHANGHAI BANKING CORPORATION (NOMINEES) LIMITED	H shares	135,075,300	(60,000)	3.7931
4. PUFENG SECURITIES INVESTMENT FUNDS	A shares	1,785,444	–	0.0501
5. CHONG YUEN HUNG	H shares	1,276,000	–	0.0358
6. ZHANG SHUQIN	A shares	1,239,300	–	0.0348
7. LEUNG KWOK YUNG	H shares	814,000	–	0.0229
8. ZHI PENGBO	A shares	800,807	8,100	0.0225
9. LI WEIGUANG	A shares	800,000	9,000	0.0225
10. KU YUK MUI	H shares	720,000	(100,000)	0.0202

Note: No relationship was found between the ten largest shareholders of the Company.

* The legal representative of PetroChina is Mr. Ma Fucai. PetroChina was established on 5th November, 1999 and has a registered capital of RMB175,824,176,000. The total share capital of PetroChina is 175,824,176,000 shares, of which state-owned shares amounted to 158,241,758,000 shares and foreign invested shares (H shares and ADSs) amounted to 17,582,418,000 shares, accounting for 90% and 10% of the total shares in issue, respectively. PetroChina's principal businesses consist of the exploration and production of crude oil and natural gas, crude oil refining and the marketing of refined products, the production and marketing of petrochemcial products *and the supply, transmission and marketing of natural gas. No shares of the Company held by PetroChina were pledged during the* year.

CNPC, the controlling shareholder of PetroChina, held 90% of the total share capital of PetroChina. CNPC was established in July 1998 with a registered capital of RMB114.9 billion. Mr. Ma Fucai is the legal representative of CNPC. The principal businesses of CNPC consist of the exploration, production, marketing of crude oil and natural gas, the production and sale of petroleum and petrochemical products, the transmission of crude oil and natural gas, the construction of international and domestic petroleum projects, and the import and export of petroleum technology.

The above shareholders' interests as at 31st December, 2001 had been recorded in the register of the Company kept pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance.

There were no shareholders for whom HKSCC Nominees Limited and Hong Kong & Shanghai Banking Corporation (Nominees) Limited act as agents, whose shareholding accounted for more than 10% of the total number of issued shares of the Company.

REMUNERATION OF DIRECTORS AND SUPERVISORS

1. According to the articles of association of the Company, the remuneration of the directors and supervisors are paid pursuant to the relevant regulations relating to wages and salaries of the Company and upon the approval of the shareholders in general meeting. Currently the senior management of the Company are paid according to the regulations relating to wages and salaries of the Company.
2. Each of the directors and supervisors of the Company has entered into a service agreement for an initial term of three years.
3. The total remuneration paid to the directors, supervisors and senior management of the Company in 2001 amounted to RMB347,914, RMB168,552 and RMB58,326, respectively. Of the remuneration paid to the directors, RMB105,248 were paid to the non-executive directors and RMB45,000 were paid to the independent directors. Among the directors, supervisors and senior management, one person was paid more than RMB70,000, one person was paid between RMB70,000 to RMB60,000, four persons were paid between RMB50,000 to RMB40,000, five persons were paid between RMB40,000 to RMB30,000, one person was paid between RMB30,000 to RMB20,000, and four persons were paid between RMB20,000 to RMB10,000.
4. Xu Fengli and Yang Jigang were paid by the controlling shareholder of the Company. Apart from certain subsidies, Li Shumin was paid by the controlling shareholder.

The directors, supervisors and senior management of the Company had the following shareholdings in the Company during the report period:

Name	Position	Sex	Age	Number of shares as at 1st January, 2001	Number of shares as at 31st December, 2001	Service term
Jiao Haikun	Chairman	male	55	3,550	3,550	Resigned on 17th January, 2002
Xu Fengli	Deputy chairman	male	55	0	0	2001.2.28-2004.2.27
Shi Jianxun	Director	male	57	3,550	3,550	2001.2.28-2004.2.27
Zhang Xingfu	Director	male	49	0	0	2001.2.28-2004.2.27
Ni Muhua	Director	male	51	3,550	3,550	2001.2.28-2004.2.27
Lan Yunsheng	Director	male	45	0	0	2001.2.28-2004.2.27
Jiang Jixiang	Director	male	49	0	0	2001.2.28-2004.2.27
Xu Yuanxiang	Director	male	52	0	0	2001.2.28-2004.2.27
Venantius Tan	Independent director	male	38	0	0	2001.2.28-2004.2.27
Wang Junfeng	Independent director	male	39	0	0	2001.2.28-2004.2.27
Zhao Yongjin	Independent director	male	63	0	0	2001.2.28-2004.2.27
Zou Haifeng	Chairman of the board of supervisors	male	56	3,550	3,550	2001.2.28-2004.2.27
Yang Jigang	Supervisor	male	39	0	0	2001.2.28-2004.2.27
Yan Weidong	Supervisor	male	55	0	0	2001.2.28-2004.2.27
Li Shumin	Supervisor	male	52	0	0	2001.2.28-2004.2.27
Wang Huaiqing	Supervisor	male	45	0	0	2001.2.28-2004.2.27
Li Chongjie	Deputy manager	male	39	0	0	–
Zhang Liyan	Company secretary	female	51	0	0	–

CHANGE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1. On 28th February, 2001, the Company held an extraordinary general meeting, at which Messrs. Jiao Haikun, Xu Fengli, Shi Jianxun, Zhang Xingfu, Ni Muhua, Lan Yunsheng, Jiang Jixiang, Xu Yuanxiang, Venantius Tan, Wang Junfeng and Zhao Yongjin were elected as directors of the new board of directors of the Company, Messrs. Zou Haifeng, Yang Jigang, Yan Weidong and Li Shumin were elected as supervisors of the board of supervisors , and Mr. Wang Huaiqing as the employees' representative supervisor. Messrs. Lu Qirong, Zhu Zhongmin, Li Zhishen, Wang Xueling, Kong Xiangguo, Sun Xiaoliang and Mabel Lui resigned as directors of the Company and Messrs. Wen Jiwu and Ma Hongxin resigned as supervisors of the Company.

2. On 17th January, 2002, the Company held a board meeting, at which the resignation of Mr. Jiao Haikun as chairman and director of the Company was accepted, and deputy chairman Mr. Xu Fengli was appointed as acting chairman of the Company.

THE COMPANY'S CORPORATE GOVERNANCE STRUCTURE

Pursuant to the PRC Company Law, the PRC Securities Law and the articles of association of the Company, the Company improved its legal person administration structure, established a modern enterprise system, standardised operating mechanism and set up a series of systems, including the adoption of the articles of association of the Company, the Procedural Rules of the Board of Directors and the Procedural Rules of the Board of Supervisory Committee. These rules comply with the requirements of the Standards of Administration Structure of Listed Companies released by the China Securities Regulatory Commission and State Economic and Trade Commission on 7th January, 2002.

1. Shareholders and shareholder's general meeting: In order to ensure that all the shareholders of the Company, especially the minority shareholders, enjoy equal treatment and are able to fully exercise their rights, the Company convened its shareholders' *general meetings strictly in compliance with the Opinion on Shareholders' Meetings released by the China Securities* Regulatory Commission. The Company regulated its connected transactions and ensured that the connected transactions are conducted fairly, voluntarily, equally, and reasonably. Details of the connected transactions and their operation were fully disclosed.

2. Relationship between the controlling shareholder and the Company: The controlling shareholder did not interfere with the Company's management decisions and operations. The Company and the controlling shareholder are independent of each other in terms of their business, staff, assets, organization and finance. Their respective board of directors, supervisory *committee, and internal administrative departments are all independent of each other.*

3. Directors and the Board: The Company adhered strictly to the requirements and procedures set out in the Articles of Association of the Company in respect of the appointment of directors. The number of directors and members of the Board complied with the requirements of the relevant PRC laws and regulations. The Board established the Procedural Rules of the Board of Directors and all members of the Board performed their duties and safeguarded the Company's interests honestly and diligently. The Company has appointed 3 independent directors since its listing of its H shares in 1995. None of the independent directors held any position in the Company. All independent directors carried out their duties diligently *and honestly in the interest of the Company and minority shareholders according to the Articles of Association and the* relevant laws and regulations. The Board established an Audit Committee, a Distributing Committee, a Developing Committee and a Finance Committee, and adopted the relevant procedural rules. According to the requirements of the Opinion on the Establishment of an Independent System of Listed Company released by the China Securities Regulatory Commission, two of the independent directors of the Company will not satisfy the new requirements and furthermore one of the independent directors has resigned from his position as independent director. The Company will appoint three independent directors in the forthcoming 2001 annual general meeting.

4. Supervisors and the supervisory committee: The number of supervisors at the Company's supervisory committee and members of the committee complied with the relevant laws and regulations. The supervisory committee has adopted the Procedural Rules of the Supervisory Committee. All supervisors carried out their duties diligently and provided lawful and proper supervision of the Company's financial matters and oversaw the performance of duties by the directors, managers and other senior management.

5. Performance evaluation and rewarding system: The Company is in the process of establishing an open and transparent performance evaluation and rewarding system for its directors and supervisors.

6. *Related party interests: The Company respected and protected the interests of banks, other creditors, employees and other* related parties, with the aim of promoting the further development of the Company together.

7. Information disclosure and transparency: The secretary of the Board is responsible for the Company's information disclosure. The Company established an information disclosure department to receive visitors and answer enquiries. The Company acted in accordance with the relevant PRC laws and regulations, the articles of association of the Company, and the requirements of the listing rules of the Shenzhen Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange, and disclosed corporate information on a true, accurate, complete and timely basis to ensure that all the shareholders *have equal access to such information. The Company disclosed detailed information on its controlling shareholder on a* timely basis according to relevant regulations. The Company held interim and annual roadshows since its initial public offering to brief investors on a regular basis. The Company was recognised as a good information disclosure unit in 2001 by the Shenzhen Stock Exchange.

INDEPENDENT DIRECTORS AND THEIR DUTIES

The Company established an independent director system according to the Listing Rules of the Hong Kong Stock Exchange. The independent directors carried out their duties faithfully, participated in the board meetings and gave independent advice.

During the year, the independent directors considered and approved the connected transactions conducted in 2001. The Independent Directors Committee was established on 13th December, 2001 and reviewed the connected transactions to be approved by the shareholders of the Company and provided suggestions for the minority shareholders on connected transactions.

PLAN FOR FURTHER IMPROVEMENT OF THE COMPANY'S CORPORATE GOVERNANCE STRUCTURE

The Company will focus on the following aspects to further improve its corporate governance structure based upon the Corporate Governance Rules for Listed Company:

1. Further improving the articles of association of the Company, the Procedural Rules of the Board, and the Procedural Rules of the Supervisory Committee based on the Corporate Governance Rules for Listed Company;
2. Further regulating relationship between the Company and its controlling shareholder;
3. Further improving and regulating the operation mechanism of special committees of the Board;
4. Promoting and improving the performance evaluation and rewarding system for the Company's directors, supervisors and senior management.

DISCLOSURE OF SIGNIFICANT EVENTS

1. **Material litigation**

   The Group was not involved in any material litigation or disputes during the year ended 31st December, 2001.

2. **Material contracts**

   The Group did not enter into any material contracts during the year ended 31st December, 2001.

3. **There was no merger, acquisition or restructuring involving the Company for the year ended 31st December, 2001**

4. **Related party transactions**

   Pursuant to a letter from the Hong Kong Stock Exchange on 5th September, 2000, the original waivers on certain connected transactions as granted to the Company by the Hong Kong Stock Exchange on 11th May, 1995, 20th April, 1999 and 29th July, 1999 remain valid. The total amount of related party transactions between the Company and JCGC for the year ended 31st December, 2001 was RMB1,071.18 million. The total amount of related party transactions between the Company and a subsidiary of CNPC (PetroChina) was RMB14,237.05 million. The fees paid by the Company for the welfare and support services rendered by JCGC were based on the state regulated prices, market prices or cost prices as provided for in a service agreement entered into between the Company and JCGC. The fees paid for the other related party transactions between the Company and JCGC were based on normal commercial terms or on terms that were fair and reasonable so far as the shareholders of the Company are concerned. Transactions entered into with subsidiaries of CNPC were based on conditions approved at the extraordinary general meetings held on 1st March and 29th July, 1999. The above-mentioned connected transactions ensure the normal operation of the Company. Details of these connected transactions are set out in the note 3 to the financial statements prepared under PRC accounting standards.

5. The Company, the board of directors and individual directors of the Company never experienced any reprimand by the China Securities Regulatory Commission, stock exchanges or any regulatory authority during the year.

6. During the year, the Company did not enter into any trust arrangement, guarantee or lease with any third party to reduce costs of the Company or of the third parties.

7. No undertaking matters were disclosed in designated newspapers and website by the Company or its shareholders holding more than 5% of the Company's registered share capital.

8. **Auditors**

   At the AGM held on 19th June, 2001, Ernst & Young and Ernst & Young Hua Ming were not appointed as the Company's international and domestic auditors, respectively. After consideration by the Board, PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) were temporarily appointed as the Company's international and domestic auditors, respectively, from 19th June, 2001 to the end of the next extraordinary general meeting.

   At an extraordinary general meeting held on 30th December, 2001, PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) were appointed as the Company's international and domestic auditors, respectively, to hold offices until the conclusion of the 2001 Annual General Meeting, and the board of directors of the Company was authorised to determine their remuneration.

   In 2000, the Company paid RMB2.7 million of auditing fees to Ernst & Young and Ernst & Young Hua Ming, who were responsible for their own accomodation and transportation expenses. The Company expects that the auditing fees to be paid to PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Company Limited will be RMB2.7 million, who will be responsible for their own transportation and accommodation expenses. There is no other expenses except the above-mentioned.

9. **Other events**

   (1) According to the Listing Rules of Shenzhen Stock Exchange, following two consecutive years of financial losses, the Company will have to comply with additional requirements set out in the Shenzhen Listing Rules. The abbreviation for the Company listed A shares will be changed from "Jilin Chemical" to "ST Jihua"; the trade code will remain unchanged.

   (2) According to the resolution passed at a meeting of the board of directors held on 22nd April, 2002, due to the *appointment of Mr. Ni Muhua and Mr. Jiang Jixiang as the deputy general managers of PetroChina Jilin Petrochemical* Company, they will resign as the Company's deputy general managers.

FINANCIAL STATEMENTS

A. **Prepared in accordance with IAS**

The Group's and the Company's accounts prepared under IAS have been audited by PricewaterhouseCoopers.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31st December, 2001
(Amounts in thousands except for per share data)
(Prepared under IAS)

	Notes	**2001** *RMB*	**2000** *RMB*
Turnover	*1*	**12,518,532**	13,396,247
Cost of sales		**(12,541,889)**	(12,164,161)
Gross (loss)/profit		**(23,357)**	1,232,086
Distribution costs		**(62,198)**	(35,254)
Administrative expenses		**(1,216,263)**	(596,189)
Employee separation costs and shut down of manufacturing assets	*2*	**–**	(936,533)
Other (expense)/income		**(6,662)**	1,297
Operating loss		**(1,308,480)**	(334,593)
Interest expense	*3*	**(598,882)**	(641,124)
Interest income		**3,431**	4,987
Exchange loss		**(17,582)**	(83)
Exchange gain		**67,043**	56,043
Share of profit of jointly controlled entities		**40,595**	37,427
Share of loss of an associated company		**(1,259)**	-
Loss before taxation	*4*	***(1,815,134)***	*(877,343)*
Taxation	*5*	**(821)**	58,510
Loss before minority interests		**(1,815,955)**	(818,833)
Minority interests		**(1,414)**	(17,157)
Loss attributable to shareholders	*6*	**(1,817,369)**	(835,990)
Basic and diluted loss per share	*7*	**(Rmb0.51)**	(Rmb0.24)
Dividend	*8*	**–**	35,611

1. **TURNOVER**

Turnover represents revenues from the sale of petroleum, petrochemical and chemical products.

2. **EMPLOYEE SEPARATION COSTS AND SHUT DOWN OF MANUFACTURING ASSETS**

During the year ended *31st December, 2000 the Group recorded direct charges totalling RMB936.53 million directly related to* management decisions to implement group-wide productivity improvement initiatives and write-down of certain less efficient manufacturing facilities.

These charges included the following:

	RMB
Employee separation costs *(a)*	297,639
Write-down of less efficient manufacturing facilities *(b)*	601,774
Write-off of inventories *(c)*	37,120
	936,533

(a) These costs were paid at the time of completion of separation procedures for approximately 7,000 employees.

(b) The charge represented the net book value of the related manufacturing facilities.

(c) The charge represented the inventories directly related to the above manufacturing facilities.

3. **INTEREST EXPENSE**

	2001 *RMB*	**2000** *RMB*
Interest on		
Bank loans		
– wholly repayable within five years	**102,377**	350,539
– not wholly repayable within five years	**23,955**	39,856
Other loans		
– wholly repayable within five years	**454,547**	293,559
– not wholly repayable within five years	**52,743**	–
Less: Amounts capitalised	**(34,740)**	(42,830)
	598,882	641,124

Amounts capitalised are borrowing costs related to funds borrowed specifically for the purpose of constructing qualifying assets. Interest rates on such capitalised borrowings ranged from 5.50% to 6.03% (2000: 5.2% to 8.4%).

4. **LOSS BEFORE TAXATION**

	2001 *RMB*	2000 *RMB*
Loss before taxation is arrived at after crediting and charging the following items:		
Crediting		
Government grants and subsidies	**(2,175)**	(1,297)
Charging		
Amortisation of housing subsidy cost (included in "administrative expenses")	**9,319**	4,204
Amortisation of intangible assets (included in "administrative expenses")	**69,988**	51,656
Auditors' remuneration	**2,700**	2,700
Cost of inventories (approximates cost of sales) recognised as expense	**12,541,889**	12,164,161
Depreciation on property, plant and equipment	**887,488**	811,168
Employee compensation costs (including directors' and supervisors' emoluments)	**449,560**	448,943
Loss on disposal of property, plant and equipment	**168**	8,410
Operating lease rentals on plant and machinery	**459**	2,184
Provision for impairment of receivables	**599,609**	60,938
Provision for diminution in value of inventories	**171,174**	18,100
Repair and maintenance	**251,382**	421,700
Research and development expenditure	**11,590**	11,245

5. **TAXATION**

	2001 *RMB*	**2000** *RMB*
PRC income tax	**812**	983
Deferred taxation	**–**	(59,493)
Share of tax of jointly controlled entities	**9**	-
	821	(58,510)

In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group is 33% (2000: 33%). Certain subsidiaries and jointly controlled entities are sino-foreign jointed ventures and are entitled to certain tax concessions available to foreign investment production enterprises operating in the PRC. These tax concessions include a five-year tax holiday under which these enterprises are exempt from income tax for the first two years commencing from the first profitable year of operation followed by a 50% reduction in the income tax rate for three years thereafter.

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	2001 *RMB*	**2000** *RMB*
Loss before taxation	**(1,835,873)**	(877,343)
Tax calculated at a rate of 33%	**(605,838)**	(289,523)
Unrecognised deferred tax benefit arising from tax losses	**597,881**	252,629
Other	**8,778**	(21,616)
	821	(58,510)

Other primarily represents the deferred tax effect on the difference between the asset base under IAS and their tax base.

6. **LOSS ATTRIBUTABLE TO SHAREHOLDERS**

The loss attributable to shareholders is dealt with in the financial statements of the Company to the extent of RMB1,824,978 (2000: RMB902,985) for the year ended 31st December, 2001.

7. **BASIC AND DILUTED LOSS PER SHARE**

Basic and diluted loss per share for the year ended 31st December, 2001 have been computed by dividing net loss for the year by the weighted average number of 3,561,078,000 (2000: 3,551,025,000) shares issued and outstanding for the year.

There are no dilutive potential ordinary shares.

8. **DIVIDEND**

At the Annual General Meeting on 15th June, 2000, a dividend in respect of 1999 of Rmb 0.01 per share amounting to a total dividend of Rmb 35,611 was approved. This dividend payable is accounted for in shareholders' equity as an appropriation of retained earnings in the year ended 31st December, 2000. No dividend was declared in respect of 2000 and 2001.

9. **SEGMENT INFORMATION**

(a) *Primary reporting format – business segments*

The Group is principally engaged in the following four business segments in the PRC: petroleum products, petrochemical and organic chemical products, chemical fertilizers and inorganic chemicals, and synthetic rubber products.

(i) The petroleum products segment is engaged in the production of gasoline, diesel oil, solvent oil and other by-products such as lubricants. While certain of the intermediate petrochemicals produced by the Group are used as raw materials in the production of other petrochemicals, a substantial portion is sold to outside customers.

(ii) The petrochemical and organic chemical products segment primarily produces ethanol, acetic acid and acetic anhydride.

(iii) The chemical fertilizers and inorganic chemicals segment principally produces ammonium nitrate, urea, ammonium chloride, sulphuric acid and slag.

(iv) The synthetic rubber products segment primarily produces styrene-butadiene-rubber.

In addition to these four major business segments, the other segment includes utilities, maintenance and other related services.

Operating segment information for the years ended 31st December, 2000 and 2001 is presented below.

Year ended 31st December, 2001	Petroleum products *RMB*	Petrochemical and organic chemical products *RMB*	Chemical fertilizers and inorganic chemicals *RMB*	Synthetic rubber products *RMB*	Other products and services *RMB*	Total *RMB*
Profit and loss						
Sales (including intersegment)	6,141,415	6,894,381	107,090	781,690	2,184,195	16,108,771
Less: Intersegment sales	(933,462)	(1,507,901)	–	–	(1,148,876)	(3,590,239)
Total sales to external customers	5,207,953	5,386,480	107,090	781,690	1,035,319	12,518,532
Segment results	(361,866)	(719,848)	(124,881)	(21,722)	(80,163)	(1,308,480)
Finance costs – net						(545,990)
Share of profit of jointly controlled entities	–	40,595	–	–	–	40,595
Share of loss of an associated company	–	–	–	–	(1,259)	(1,259)
Loss before taxation						(1,815,134)
Taxation						(821)
Minority interests						(1,414)
Net loss						(1,817,369)
Depreciation and amortisation	297,175	423.829	3,907	164,451	77,434	966,795
Assets and liabilities						
Segment assets	2,969,199	7,653,882	1.290,935	283,364	1,331,175	13,528,555
Interests in jointly controlled entities	–	282,499	–	–	–	282,499
Investment in an associated company	–	–	–	–	18,784	18,784
Total segment assets	2,969.1999	7,936,381	1.290,935	283,364	1,349,959	13,829,838
Segment liabilities	1,448,555	6,890,972	1,310,229	274,715	756,554	10,681,025
Segment capital expenditure	27.931	185,989	582,576	8,878	61,484	866,858

Year ended 31st December, 2000	Petroleum products *RMB*	Petrochemical and organic chemical products *RMB*	Chemical fertilizers and inorganic chemicals *RMB*	Synthetic rubber products *RMB*	Other products and services *RMB*	Total *RMB*
Profit and loss						
Sales (including intersegment)	7,615,502	9,276,665	458,212	878,455	3,556,101	21,784,935
Less: Intersegment sales	(2,205,101)	(3,445,870)	–	–	(2,737,717)	(8,388,688)
Total sales to external customers	5,410,401	5,830,795	458,212	878,455	818,384	13,396,247
Segment results	77,453	(221,049)	(57,125)	(99,454)	(34,418)	(334,593)
Finance costs – net						(580,177)
Share of profit of jointly controlled entities	–	37,427	–	–	–	37,427
Loss before taxation						(877,343)
Taxation						58,510
Minority interests						(17,157)
Net loss						(835,990)
Depreciation and amortisation	244,227	376,955	43,971	120,176	81,699	867,028
Employee separation costs and shut down of manufacturing assets	–	615,447	321,086	–	–	936,533
Assets and liabilities						
Segment assets	4,718,135	7,868,959	1,042,317	1,085,824	3,014,834	17,730,069
Interests of jointly controlled entities	–	243,774	–	–	–	243,774
Total segment assets	4,718,135	8,112,733	1,042,317	1,085,824	3,014,834	17,973,843
Segment liabilities	2.191,441	6,002,386	1.068,376	736,134	2,043,727	12,042,064
Segment capital expenditure	109,260	586,212	409,594	32,574	128,214	1,265,854

(b) *Secondary reporting format – geographical segments*

All assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

B. Prepared in accordance with PRC accounting standards

The Company's and the Group's accounts prepared under PRC GAAP have been audited by Mr. Zhou Zhong Hui and Mr. Li Dan of PricewaterhouseCoopers Zhong Tian CPAs Ltd and an audited report with an unqualified audit opinion was issued on 22nd April. 2002.

BALANCE SHEETS
As at 31st December, 2001
(Amounts in Rmb Yuan, unless otherwise stated)
(Prepared under PRC GAAP)

ASSETS	31st December, 2001 Group	31st December, 2000 Group	31st December, 2001 Company	31st December, 2000 Company
CURRENT ASSETS				
Cash and bank balances	36,917,002	228.964,237	25,161,349	198.701,433
Short-term investments				
Notes receivable	45,708,324	–	25,867,970	–
Dividend receivable	1,860,000	–	21,600,295	–
Interest receivable				
Accounts receivable	735,406,409	2,690,775,845	726,747,085	2.677,365,771
Other receivables	289,037,977	651.999,473	261,771,043	645.999.320
Advances to suppliers	208,534,117	284.937.242	208,032,155	283,646,605
Subsidy receivable				
Inventories	1,179,815,974	1,771,250.391	1,169,364,322	1.764,495,559
Prepaid expenses	62,724,200	60,360,971	62,453,195	60.172,252
Long-term bond investments maturing within one year				
Other current assets				
Total current assets	2,560,004,003	5.688,288,159	2,500,997,414	5.630.380.940
LONG-TERM INVESTMENTS				
Long-term equity investments	301,283,112	243,774,101	439,521,264	356,928,111
Long-term bond investments				
Total long-term investments	301.283.112	243.774,101	439,521,264	356,928,111
Including: Consolidation difference				
FIXED ASSETS				
Fixed assets-cost	13,032,296,702	12,909,888.396	12,676,954,991	12.661,924.374
Less: Accumulated depreciation	(3,981,761,970)	(3.322.621,020)	(3,863,825,506)	(3,280,196,145)
Fixed assets-net book value	9,050,534,732	9.587.267.376	8.813,129,485	9,381,728.229
Less: Impairment of fixed assets				
Fixed assets-net book amount	9.050,534,732	9.587.267.376	8,813,129,485	9,381,728,229
Construction materials	6,835,620	–	6,835,620	–
Construction in progress	1.177,442,908	484.453,443	1,177,442,908	484,453,443
Fixed assets pending disposal				
Total fixed assets	10,234,813,260	10.071.720.819	9,997,408,013	9,866.181.672
INTANGIBLE AND OTHER ASSETS				
Intangible assets	1,336,274,160	1.427,000.874	1,335,026,340	1,425,527.547
Long-term deferred expenses	99,576,935	276.530,160	99,576,935	275.045.785
Other long-term assets				
Total intangible and other assets	1,435,851,095	1.703.531.034	1,434,603,275	1,700.573,332
DEFERRED TAXES				
Deferred tax assets	–	3.394,265	–	3.394.265
TOTAL ASSETS	14,531,951,470	17.710.708.378	14.372,529,966	17,557.458.320

LIABILITIES AND SHAREHOLDERS' EQUITY	31st December, 2001 Group	31st December, 2000 Group	31st December, 2001 Company	31st December, 2000 Company
CURRENT LIABILITIES				
Short-term loans	3,138,600,000	1,989.440,000	3,020,000.000	1.899.440.000
Notes payable				
Accounts payable	654,014,009	593.453.656	641,650,966	593,453,656
Advances from customers	195,071,689	131.724,927	179.511,613	127.678.436
Salaries payable				
Welfare payable				
Dividend payable	1,150,198	24.331.000	–	24,331,000
Taxes payable	(62,643.938)	(170,208.316)	(63,579,546)	(170,437,525)
Other levies payable				
Other payables	292,800,131	762,344,517	324,132,765	760,633,139
Accrued expenses				
Accrued liabilities				
Long-term liabilities due within one year	402,884,868	1.054.391.381	402,884,868	1.054,391,381
Other current liabilities				
Total current liabilities	4,621,876,965	4.385,477.165	4,504,600,666	4,289.490,087
LONG-TERM LIABILITIES				
Long-term loans	4,836,973,714	4.512.317.447	4,836,973,714	4,512,317,447
Debentures payable				
Payables due after one year				
Special project payables				
Other long-term liabilities	1,148,589,531	3.067,784,135	1,148,589,531	3,067.784,135
Total long-term liabilities	5,985,563.245	7.580.101.582	5,985,563,245	7,580,101,582
DEFERRED TAXES				
Deferred tax liabilities				
TOTAL LIABILITIES	10,607,440,210	11,965,578,747	10,490,163,911	11.869,591,669
MINORITY INTERESTS	42.766,634	57,884,407	–	–
SHAREHOLDERS' EQUITY				
Share capital	3,561,078,000	3.561.078,000	3,561,078,000	3.561.078,000
Capital surplus	2,293,618,886	2.294,138,886	2,293,618,886	2.294.138,886
Statutory common reserve fund	701,064,536	696,241,999	693,730,248	693,730,248
Including: Statutory common welfare fund	126,834,279	126,834,279	125,287,623	125.287,623
Accumulated losses	(2,674,016,796)	(864,213,661)	(2,666,061,079)	(861,080,483)
Foreign exchange difference reserve				
Total shareholders' equity	3,881,744,626	5.687,245,224	3,882,366,055	5,687,866,651
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	14,531,951,470	17,710,708.378	14,372,529,966	17.557.458,320

PROFIT AND LOSS ACCOUNTS
For the year ended 31st December, 2001
(Amounts in Rmb Yuan, unless otherwise stated)
(Prepared under PRC GAAP)

	2001 Group	2000 Group	2001 Company	2000 Company
1. SALES REVENUE	11,914,082,480	13.846,722.322	11,825,250,060	13,457,431.211
Less: Cost of sales	(11,191,603,870)	(12,123,588,540)	(11,151,434,697)	(11,793,446,643)
Sales tax and other levies	(439,901,437)	(450,475,011)	(439,901,437)	(449,527,457)
2. GROSS PROFIT ON SALES	282,577,173	1,272,658,771	233,913,926	1.214,457,111
Less: Other operating loss	(46,807,586)	(33,262,156)	(39,110.500)	(33.293.019)
Selling expenses	(62,197,882)	(35,254,345)	(58,372,043)	(35,156,742)
General and administrative expenses	(1,435,766,454)	(619,822,707)	(1,416,840,761)	(611,578,818)
Financial expenses, net	(545,469,215)	(583,669,841)	(535,757,343)	(572,497,422)
3. OPERATING PROFIT/(LOSS)	(1,807,663,964)	649,722	(1,816,166,721)	(38,068,890)
Add: Investment income	39,326,864	37.459,165	43,234,942	57,623,633
Subsidy income	2,174,512	–	2,174,512	–
Non-operating income	22,958,532	6,575.558	22,950,667	6,572,202
Less: Non-operating expenses	(54,197,030)	(907,699,300)	(53,779,731)	(907,280,816)
4. TOTAL LOSS	(1,797,401,086)	(863,014,855)	(1,801,586,331)	(881,153,871)
Less: Income tax	(4,206,747)	1,405,231	(3,394,265)	2,387,718
Minority interests	(1,413,724)	(17,156,529)	–	–
5. NET LOSS	(1,803,021,557)	(878,766,153)	(1,804,980,596)	(878,766,153)

Supplementary Information

	2001 Group	2000 Group	2001 Company	2000 Company
1. Income from sale of investments or disposal of departments or investees	–	–	–	–
2. Loss from natural catastrophe	–	–	–	–
3. Increase (decrease) in total profit resulting from change in accounting policies	–	–	–	–
4. Increase (decrease) in total profit resulting from change in accounting estimates	–	–	–	–
5. Loss from debt restructuring	–	–	–	–
6. Other	–	–	–	–

PROFIT APPROPRIATION STATEMENTS
For the year ended 31st December, 2001
(Amounts in Rmb Yuan, unless otherwise stated)
(prepared under PRC GAAP)

	2001 Group	2000 Group	2001 Company	2000 Company
1. NET LOSS	(1,803,021,557)	(878,766,153)	(1,804,980,596)	(878.766.153)
Add: Undistributed profits/ (accumulated losses) at the beginning of the year	(864,213,661)	15,104,355	(861,080,483)	17.685,670
Transfer from other sources				
2. ACCUMULATED LOSSES	(2,667,235,218)	(863.661,798)	(2,666,061,079)	(861,080.483)
Less: Transfer to statutory common reserve fund	(4,822,537)	(321.009)	–	–
Transfer to statutory common welfare fund				
Transfer to staff and workers' bonus and welfare fund	(1,959,041)	(230,854)	–	–
3. ACCUMULATED LOSSES	(2,674,016,796)	(864,213.661)	(2,666,061,079)	(861,080,483)
Less: Dividend for preference stocks				
Transfer to discretionary common reserve fund				
Dividend for common stocks				
Dividend for common stocks *transferred to capital*				
4. ACCUMULATED LOSSES AT THE END OF THE YEAR	(2,674,016,796)	(864.213,661)	(2,666,061,079)	(861,080.483)

CASH FLOW STATEMENT
For the year ended 31st December, 2001
(Amounts in Rmb Yuan, unless otherwise stated)
(prepared under PRC GAAP)

Items	Group	Company
1. Cash flows from operating activities		
Cash received from sale of goods or rendering of services	15.566.558.326	15.401.260.818
Refund of tax	2.174,512	2,174,512
Cash received relating to other operating activities	26.909.909	26,902,044
Sub-total of cash inflows	15.595.642,747	15,430,337,374
Cash paid for goods and services	(11,478,142.485)	(11,350.192,950)
Cash paid to and on behalf of employees	(448.940,719)	(421.716.445)
Payments of all types of taxes	(786,751.533)	(780.150,775)
Cash paid relating to other operating activities	(502.649,913)	(473.886,226)
Sub-total of cash outflows	(13.216.484.650)	(13,025,946,396)
Net cash inflows from operating activities	2,379.158.097	2.404.390,978

Items	Group	Company
2. Cash flows from investing activities		
Cash received from sale of investments		
Cash received from distribution of dividends or profits	–	3,412,528
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		
Cash received relating to other investing activities		
Sub-total of cash inflows	–	3,412,528
Cash paid to acquire fixed assets, intangible assets and other long-term assets	(884,773,755)	(871,901,275)
Cash paid to acquire investments	(300,000)	(2,300,000)
Cash paid relating to other investing activities		
Sub-total of cash outflows	(885,073,755)	(874,201,275)
Net cash outflows from investing activities	(885,073,755)	(870,788,747)
3. Cash flows from financing activities		
Proceeds from issuing shares	1,000,000	–
Including: Cash received from minority shareholders	1,000,000	–
Proceeds from borrowings	5,719,860,000	5,581,260,000
Proceeds relating to other financing activities		
Sub-total of cash inflows	5,720,860,000	5,581,260,000
Cash repayments of borrowings	(6,816,744,850)	(6,706,744,850)
Cash payments for interest expenses or distribution of dividends or profits	(590,246,727)	(581,657,465)
Including: Dividends paid to minority shareholders	(1,462,512)	–
Cash payments relating to other financing activities		
Including: Cash paid to minority shareholders due to reduction of capital of subsidiaries		
Sub-total of cash outflows	(7,406,991,577)	(7,288,402,315)
Net cash flows from financing activities	(1,686,131,577)	(1,707,142,315)
4. Effect of foreign exchange rate changes on cash		
5. Net decrease in cash and cash equivalents	(192,047,235)	(173,540,084)

Supplementary Information

Items	Group	Company
1. Reconciliation of net loss to cash flows from operating activities		
Net loss	(1,803,021,557)	(1,804,980,596)
Add: Minority interests	1,413,724	–
Provision for impairment of assets	770,783,059	771,270,561
Depreciation of fixed assets	673,030,087	649,485,948
Amortisation of intangible assets	90,726,714	90,501,207
Amortisation of long-term deferred expenses	205,694,786	216,086,554
Increase in prepaid expenses	(2,363,229)	(2,280,943)
Increase in accrued expenses		
Loss on disposal of fixed assets, intangible assets and other long-term assets		
Loss on scrapping of fixed assets	167,519	167,519
Financial expenses	588,784,215	581,657,465
Investment income	(39,326,864)	(43,234,942)
Deferred tax debit	3,394,265	3,394,265
Decrease in inventories	420,260,391	423,519,064
Decrease in operating receivables	1,752,810,965	1,808,593,177
Decrease in operating payables	(283,195,978)	(289,788,301)
Net cash inflows from operating activities	2,379,158,097	2,404,390,978
2. Investing and financing activities that do not involve cash receipts and payments		
Investments in the form of fixed assets	19,742,147	62,279,906
Convertible bonds maturing within one year		
Finance lease of fixed assets		
3. Net decrease in cash and cash equivalents		
Cash at end of year	36,917,002	25,161,349
Less: Cash at beginning of year	(228,964,237)	(198,701,433)
Cash equivalents at end of year		
Less: Cash equivalents at beginning of year		
Net decrease in cash and cash equivalents	(192,047,235)	(173,540,084)

I. CHANGE IN ACCOUNTING POLICY

In accordance with the Ministry of Finance's circular [2000] No. 25 "Notice for Distribution of the Accounting Systems for Business Enterprises" and the circular [2001] No. 7 "Notice for Distribution of the Eight Accounting Standards", the Group adopted the Accounting Systems for Business Enterprises to replace the Accounting Systems for Joint Stock Limited Enterprises commencing January 1, 2001. The change in accounting policies in connection with the adoption of the Accounting Systems for Business Enterprises did not have any significant accounting impact on the Group.

II. BASIS OF CONSOLIDATION

Consolidated financial statements are prepared in accordance with the circular [1995] No. 11 "Provisional Regulations on Consolidated Financial Statements" issued by the Ministry of Finance of the People's Republic of China.

Consolidated financial statements are prepared based on the financial statements of the Company and its subsidiaries within the consolidation scope at 31st December, 2001. In accordance with the circular [1996] No. 2 "Comments on the Consolidation Scope for the Purposes of Consolidated Financial Statements", subsidiaries and jointly controlled entities whose revenue is below 10% of that of the Company, total assets below 10% of those of the Company and total profit below 10% of that of the Company are not consolidated.

Subsidiaries are entities over which the Company, directly or indirectly, owns 50% or more of the voting rights and exercises significant influence and from the operation of which the Company can derive benefit.

Jointly controlled entities represent ventures which are mutually controlled by the Company and other enterprises.

All material transactions and balances between the Company and its consolidated subsidiaries have been eliminated in consolidated financial statements.

Minority interests in the consolidated financial statements refer to the portion of the subsidiaries' equity that the Group does not own.

III. RELATED COMPANIES AND RELATED PARTY TRANSACTIONS

(a) Related companies in which control exists

Name	*Place of registration*	*Principal activities*	*Relationship with the Company*	*Nature of the enterprise*	*Legal representative*
CNPC	PRC	Exploration, development, production, transportation and sale of natural resources	Ultimate holding company	State-owned enterprise	Ma Fucai
PetroChina	PRC	Exploration, manufacture and sale of petroleum and natural gas; pipeline transportation, manufacture and sale of petrochemical products	Immediate holding company	Joint stock limited company	Ma Fucai
JCGC	PRC	Manufacture and sale of chemical products	Fellow subsidiary	State-owned enterprise	Chang Xiaopei

(b) Significant related party transactions
(in Rmb Yuan)

	2001	2000
JCGC Group Companies		
Sale of finished goods	657,215,414	119,395,999
Processing fees	24,353,246	28,876,879
Construction of fixed assets	113,213,811	145,659,600
Purchase of raw materials and spare parts	148,957,265	24,064,979
Fee for support services	127,443,676	202,783,562
PetroChina Group Companies		
Sale of finished goods	6,358,786,293	7,247,668,534
Purchase of raw materials and spare parts	7,490,017,095	8,559,492,153
CNPC Group Companies		
Interest expense	388,251,000	215,728,567

The prices between the Group and related parties are based on market prices.

(c) Related party balances
(in Rmb Yuan)

	31st December, 2001	31st December, 2000
Accounts receivable from		
– CNPC Group Companies	780,000	22,770,207
– PetroChina Group Companies	184,290,549	1,298,781,079
– JCGC Group Companies	376,414,732	358,963,102
– BASF	455,082	14,521,440
Other receivables from		
– PetroChina Group Companies	40,234,452	425,641,540
– JCGC Group Companies	58,523,690	–
– Jilian	50,611,278	77,706,716
Advances to suppliers to		
– JCGC Group Companies	104,521,354	–
Accounts payable to		
– PetroChina Group Companies	(3,302,453)	–
– JCGC Group Companies	(54,108,024)	–
Advances from customers from		
– JCGC Group Companies	(1,143,965)	–
Other payables to		
– JCGC Group Companies	(30,613,978)	–
Short-term loans from		
– CP Finance	(3,020,000,000)	(1,350,000,000)
Long-term loans due within 1 year		
– JCGC Group Companies	–	(700,000,000)
Long-term loans from		
– CP Finance	(3,750,800,000)	(3,394,650,359)
Other long-term liabilities from		
– JCGC Group Companies	(1,366,142,531)	(2,067,784,135)
– CP Finance	–	(1,000,000,000)

Supplementary Information Provided by Management
Assets impairment provision as at 31st December, 2001
(in Rmb Yuan)

Items	As at 1st January, 2001 Group	As at 1st January, 2001 Company	Current year addition Group	Current year addition Company	Current year reversal Group	Current year reversal Company	As at 31st December, 2001 Group	As at 31st December, 2001 Company
1. Bad debt provision	264,234,507	264,181,595	599,609,033	599,658,388	–	–	863,843,540	863,839,983
Including: Accounts receivable	240,777,394	240,724,482	599,601,028	599,650,383	–	–	840,378,422	840,374,865
Other receivables	23,457,113	23,457,113	8,005	8,005	–	–	23,465,118	23,465,118
2. Provision for short-term investments								
Including: Equity investments								
Bond investments								
3. Inventory provision	65,457,079	65,019,285	171,611,820	171,611,820	(437,794)	–	236,631,105	236,631,105
Including: Raw Materials	35,691,091	35,691,091	–	–	–	–	35,691,091	35,691,091
Work in progress	8,264,100	8,264,100	16,175,610	16,175,610	–	–	24,439,710	24,439,710
Finished goods	19,418,197	18,980,403	2,853,035	2,853,035	(437,794)	–	21,833,438	21,833,438
Spare parts	2,083,691	2,083,691	152,583,175	152,583,175	–	–	154,666,866	154,666,866
4. Provision for long-term investments								
Including: Long-term equity investments								
Long-term bond investments								
5. Impairment provision for fixed assets								
Including: Buildings								
Machinery								
6. Impairment provision for intangible assets								
Including: Technical know-how								
Patent								
7. Impairment provision for construction in progress								
8. Provision for trust loan								

NOTICE FOR 2001 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2001 Annual General Meeting of Jilin Chemical Industrial Company Limited ("the Company") will be held at 9:00 a.m. on 17th June, 2002, at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the PRC to consider and, if thought fit, approve the following resolutions:–

1. To consider and approve the 2001 report of the board of directors of the Company;
2. To consider and approve the 2001 report of the board of supervisors of the Company;
3. To consider and approve the 2001 audited financial statements of the Company;
4. To consider and approve the proposed profit distribution plan for 2001 of the Company;
5. To consider and approve the remuneration of the directors and supervisors for 2002;
6. To consider and approve the re-appointment of PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) as the Company's international and domestic auditors, respectively, to hold offices until the conclusion of the 2002 Annual General Meeting, and to authorise the directors of the Company to determine their remuneration; and
7. To elect Mr. Yu Li as director and Mr. Rupert Li, Mr. Wang Baifeng and Mr. Lu Yanfeng as independent directors of the Company.

By Order of the Board
Zhang Liyan
Company Secretary

Jilin, PRC
22nd April, 2002

Profiles of Proposed Directors

Yu Li, male, age 43, is a senior engineer and the general manager of PetroChina Jilin Petrochemical Company. Mr. Yu graduated from China Social Scientific Institute. Mr. Yu has held several executive positions, including vice director of Fushun Petrochemical Detergent Plant, assistant manager and deputy manager of Fushun Petrochemical Company, deputy general manager of Fushun Petrochemical Company, and manager of Fushun Petrochemical Company.

Rupert Li, male, age 45, is a partner of the international law firm, Coudert Brothers. Mr. Li received his J.D. from New York University in 1987, his B.A. from Columbia University in 1984. Mr. Li has practiced international commercial law in the U.S., Hong Kong and China for the last ten years, focusing on Chinese securities work including B share, H share and ADR issues, and private placements of shares and corporate reorganisations. He is admitted to practice in California.

Wang Baifeng, male, age 56, senior accountant and registered accountant, is chairman and president of Jilin International Cooperation (Group) Company Limited. Mr. Wang graduated from Finance School of Jilin Province in August 1964. Mr. Wang held several positions including Chief of Financial Department of Financial Bureau, Deputy Chief of Light Industry Bureau of Jilin Province, and Vice Chairman of Jilin International Trust & Investment Company.

Lü Yanfeng, male, age 42, Ph.D. professor of law, vice dean of Jilin University School of Law, executive director of the Chinese Society of Private International Law, director of Chinese Society of International Law, legal advisor for Jilin Provincial Government. Member of Advisory Committee for Economic, Social Development and Environment for Jilin Provincial Government, member of Political Consultative Conference of Changchun City and its Member of Society and Law Committee, arbitrator of Changchun Arbitration Association, arbitrator of Guangzhou Arbitration Association, lawyer, graduated from the law department of Jilin University in 1982. Mr. Lü successively held the position of lecturer, associate professor, head of public international law and private international law section at Jilin University School of Law.

Notes:

(A) Holders of the Company's shares whose names appear on the register of members of the Company at the close of business on 17th May, 2002 are entitled to attend the Annual General Meeting with their passports or other identity papers.

(B) The register of members of the Company will close from 19th May to 17th June, 2002 (both days inclusive), during which time no share transfer will be effected.

(C) Each shareholder who has the right to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies, whether they are members or not, to attend and vote on his behalf at the Annual General Meeting.

(D) A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(E) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, and the form of proxy must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the holding of the Annual General Meeting.

(F) Shareholders intending to attend the Annual General Meeting should return the accompanying reply slip to the Secretary's Office of *the Company before 28th May, 2002 personally/or by mail, cable or facsimile.*

(G) The Annual General Meeting is expected to last half a day. Shareholders attending the Annual General Meeting will be responsible for their own transportation and accommodation expenses.

(H) The details of the Secretary's Office of the Company are as follows:

No. 9 Longtan Street
Longtan District
Jilin City
Jilin Province
PRC
Postal Code: 132021
Tel: (86432) 3903651
Fax: (86432) 3028126

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
吉林化學工業股份有限公司

(a joint stock limited company incorporated in the People's Republic of China)

ANNOUNCEMENT
FIRST QUARTERLY REPORT FOR 2002

This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies issued by the China Securities Regulatory Commission. The report is published simultaneously in the People's Republic of China (the "PRC") and Hong Kong. All financial information set out in the Company's quarterly report has been prepared in accordance with PRC accounting standards. The Company's quarterly report is unaudited.

This announcement is made pursuant to the disclosure obligation under Paragraph 2(2) of the Listing Agreement.

COMPANY PROFILE

CHINESE NAME: 吉林化學工業股份有限公司
ENGLISH NAME: Jilin Chemical Industrial Company Limited
ABBREVIATION: 吉林化工
INITIALS: JCIC
REGISTERED ADDRESS: No. 31 East Zunyi Road, Longtan District, Jilin City, Jilin Province, PRC
OFFICIAL ADDRESS: No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, PRC
POSTAL CODE: 132021
WEBSITE: http://www.jcic.com.cn
E-MAIL: jcic@jcic.com.cn
LEGAL REPRESENTATIVE: Xu Fengli
AUTHORISED REPRESENTATIVES: Shi Jianxun, Zhang Liyan
COMPANY SECRETARY: Zhang Liyan
CONTACT ADDRESS: No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, PRC
TEL: (86432)-390 3651
FAX: (86432)-302 8126

The Company discloses its corporate information in the following newspapers: Securities Times, China Securities, Wen Wei Bo, Hong Kong iMail

The Company discloses its corporate information through the following Internet website designated by China Securities Regulatory Commission: http://www.cninfo.com.cn

ADDRESS FOR INSPECTION OF THE COMPANY'S ANNUAL REPORT:

People's Republic of China: Jilin Chemical Industrial Company Limited
The Secretary's Office to the Board of Directors
No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, PRC

Hong Kong: Fortune China Public Relations Ltd.
2nd Floor, Xinhua News Agency Building
5 Sharp Street West, Wanchai, Hong Kong

STOCK EXCHANGE LISTINGS:

A shares: Shenzhen Stock Exchange
Abbreviation: ST Jilin Chemical — Stock Code: 000618

H shares: Hong Kong Stock Exchange
Abbreviation: Jilin Chemical — Stock Code: 0368

ADS: New York Stock Exchange
Stock Code: JCC — Ratio: 1ADS = 100 H shares

BUSINESS REVIEW AND PROSPECTS

1. **Operations during the report period**

During the report period, there were no significant changes in the domestic petrochemical industry. Under PRC Accounting Standards, income from principal operations of the Group was Rmb 2,328 million, representing a decrease of 18.46% as compared with the same period of 2001. The Group recorded a loss of Rmb 110 million during the report period, primarily due to the decrease in product prices.

Considering current product price level and expected maintainance shutdown in the first half of 2002, the Group expects to experience a loss for the first half of 2002. The Company adopted a series of active measures, including strehgthening cost control and conducting technological upgrades to increase its competitiveness and market share.

2. **Investments**

In the first quarter of 2002, the Company's upgrade programmes, including styrene unit, catalitic cracking unit and synthetic ammonia unit, proceeded on schedule.

3. **Operating results and analysis of financial highlights**

(1) *Operating results*

During the report period, the Group's income and operating profits from principal operations were approximately Rmb2,328.23 million and Rmb117.21 million, respectively, representing decreases of 18.47% and 20.24% as compared with the same period of 2001, primarily due to the decrease in the Company's product prices as compared with the same period of 2001.

The Group recorded a loss of Rmb110.48 million during the report period, representing an increase of 22.01%, as compared with the same period of 2001, primarily due to the decrease in the product prices.

During the report period, profit from principal operations accounted for about 205.73% of total profit before taxation, representing a decrease of 60.83%, as compared with the same period of 2001 primarily due to the decrease in the prices of petroleum products.

During the report period, the administrative and financial expenses accounted for about 212.74% of profit before taxation, representing a decrease of 44.50%, as compared with the same period of 2001, primarily due to the decrease in the financial expenses.

During the report period, net income from non-operation accounted for about 2.39% of the Group's profit before taxation, representing an increase of 16.37% as compared with the same period of 2001, primarily due to the decrease in the non-operation expenses.

There was no significant income or expenses during the quarter, nor any significant extraordinary profit or loss.

(2) *Financial positions*

As at 31st March, 2002, the net account receivables was Rmb 733.72 million, accounting for about 5.06% of the Group's total assets, and was kept unchanged as compared with that as at 1st January, 2002.

The net inventory was Rmb1,094.63 million, accounting for about 7.54% of the Group's total assets, representing a decrease of 0.58%, as compared with 8.12% as at 1st January 2002, primarily due to the decrease both in the inventory level and purchase prices of major raw materials.

(3) During the report period, there is no significant authorized property management, fund borrowing, and overdue liabilities.

(4) The Group was not involved in any litigation, or disputes for the period ended 31st March, 2002.

FINANCIAL STATEMENTS

1. **Financial statement**

Consolidated balance sheet
RMB'000

	As at 1st January, 2002	As at 31st March, 2002		As at 1st January, 2002	As at 31st March, 2002
Current assets	256,000	256,190	Current liabilities	462,188	466,049
Long term investments	30,128	30,445	Long term liabilities	598,556	604,031
Total fixed assets	1,023,482	1,028,053	Minority interests	4,277	4,220
Intangible and other assets	143,585	136,738	Shareholders' equity	388,174	377,126
Total assets	1,453,195	1,451,426	Total liabilities and shareholders' equity	1,453,195	1,451,426

Consolidated profit and loss account
RMB'000

	The 1st quarter	From 1st January, 2002 to 31st March, 2002
Income from principal operations	232,823	232,823
Profit from principal operations	11,721	11,721
Other profit	726	726
Administrative and financial expenses	23,584	22,584
Investment income	317	317
Net income from non-operation	-265	-265
Taxation	19	19
Net profit	-11,048	-11,048

2. **Notes to the financial statement**

(1) The significant accounting policies, basis of preparation and basis of consolidation are the same as the previous report.

(2) The accounting policies adopted in the report are the same as those adopted in the annual report.

(3) The consolidated financial statements incorporate the company and its subsidiaries according to certain accounting policies.

3. The financial statement contained in this report is unaudited.

DOCUMENTS AVAILABLE FOR INSPECTION

1. Original copy of the Company's first quarterly report for 2002 signed by the chairman of the Company;
2. The financial statement (including profit and loss account and balance sheet) signed by the Chief Financial Officer and the Chief of the Financial Department of the Company.
3. Original copies of documents and announcements disclosed on the designated newspapers by the China Securities Regulatory Commission;
4. The quarterly reports of the Company released in Hong Kong and the United States stock exchanges.

Jilin Chemical Industrial Company Limited
Board of Directors

Jilin, PRC
26th April, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

Dated: June 11, 2002

By: ____________________

Name: Shi Jianxun
Title: General Manager